EXHIBIT 99.1

Brookfield Business Partners Reports 2018 Year End Results

BROOKFIELD, NEWS, Feb. 08, 2019 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (“Brookfield Business Partners”) announced today financial results for the quarter ended December 31, 2018.

“We had another successful year in 2018, with strong growth in funds from operations reflecting contributions from recent acquisitions, as well as improvements and organic growth within our operations. During the year, we invested approximately $500 million in high quality businesses across our sectors and geographies and generated $1.5 billion from monetization activities,” said Cyrus Madon, CEO of Brookfield Business Partners. “We are focused on integrating and executing operational plans for our recent acquisitions, including Westinghouse, and on closing the acquisition of a leading global battery manufacturing business from Johnson Controls.”

	Three months ended December 31		Year ended December 31
US$ millions (except per unit amount), unaudited	2018	2017	2018	2017
Net income (loss) attributable to unitholders[1]	$136	$(45)	$422	$24
Net income (loss) per limited partnership unit[2,3]	$1.04	$(1.25)	$1.11	$(1.04)
Company FFO[1,4]	$248	$68	$733	$252
Company FFO per limited partnership unit[2]	$1.92	$0.53	$5.67	$2.22

Brookfield Business Partners reported Company FFO for the year ended December 31, 2018 of $733 million, or $5.67 per unit (excluding incentive distribution), compared to $252 million, or $2.22 per unit in 2017. Company FFO for the year benefited from significantly improved results in our industrials segment and the incremental contributions of companies acquired during the year which included One Toronto, Schoeller Allibert and Westinghouse. Net income attributable to unitholders for the year was $422 million compared to $24 million in 2017. Net income per limited partnership unit was $1.11.

Operational Update

The following table presents Company FFO by segment:

	Three months ended December 31		Year ended December 31
US$ millions, unaudited	2018	2017[5]	2018	2017[5]
Business Services	$22	$22	$131	$92
Infrastructure Services	71	19	195	21
Industrials	173	30	470	163
Corporate and Other	(18)	(3)	(63)	(24)
Company FFO[1,4]	$248	$68	$733	$252

Our business services segment generated Company FFO of $131 million in 2018, compared to $92 million in 2017. Previous year results included our U.S. brokerage joint venture which was sold in the second quarter of 2018. Results benefited from contributions from One Toronto, our gaming operation, which we acquired in the first quarter of 2018, higher contributions from our facilities management business, and improved results from our construction services business. This was partially offset by weaker margins in our fuel distribution business. Our construction services business generated Company FFO of $30 million in 2018 and performed well in Australia and the U.K., however, results were impacted by weakness at our Middle East operations as we complete legacy projects. New business activity remains strong and our backlog at year end was approximately $8 billion.

Our infrastructure services segment generated Company FFO for the year of $195 million, compared to $21 million in 2017. This segment comprises Teekay Offshore, which provides services to the offshore oil production industry, and Westinghouse, a service provider to the power generation industry which we acquired in August 2018. Teekay Offshore performed well compared to the prior year and further benefited from a one-time settlement payment received from a customer in Brazil relating to previously terminated charter contracts. Westinghouse achieved strong business performance since acquisition and during the fourth quarter paid a $315 million dividend, or approximately $140 million to Brookfield Business Partners. Business improvement initiatives at Westinghouse are progressing well and we continue to work with management to implement our strategic plan to further enhance profitability.

Our industrials segment generated Company FFO of $470 million in 2018, compared to $163 million in 2017. Our results benefited from significantly stronger performance at GrafTech throughout the year and an $82 million after tax gain on the sale of Quadrant Energy during the fourth quarter. North American Palladium also reported strong performance for the year primarily due to stronger palladium prices. Prior year results include a net gain of $66 million on the sale of two businesses.

Strategic Initiatives Update
During and subsequent to the end of 2018 we progressed a number of initiatives, including signing agreements to acquire two businesses that we believe will contribute meaningfully to the growth of our operations.

  Power Solutions
  In November 2018, together with institutional partners, we reached a definitive agreement to acquire 100% of Johnson Controls’ Power Solutions business for a purchase price of approximately $13.2 billion (approximately $750 million of equity to be funded by Brookfield Business Partners). We expect to close this transaction in mid-2019.
  Quadrant Energy
  In November 2018, together with our institutional partners, we sold Quadrant Energy, our Australian oil and gas company, for $2.15 billion. Brookfield Business Partners’ net share of the proceeds was $130 million. In addition to the cash consideration, we retain a royalty interest in future development activities on select exploration interests.
  Healthscope Limited
  In January 2019, together with institutional partners, we signed a definitive agreement to acquire up to a 100% controlling interest in Healthscope for a purchase price of approximately $4.1 billion. Healthscope is Australia’s second largest private hospital operator and the largest pathology services provider in New Zealand. We expect to fund the transaction with approximately $1.0 billion of equity, approximately $1.4 billion of long-term financing and $1.7 billion from the sale and leaseback of freehold hospital properties. Brookfield Business Partners has committed to fund approximately $250 million of the equity on closing, with the balance coming from institutional partners. Closing is expected to occur in the second quarter of 2019, subject to shareholder and regulatory approvals.

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on March 29, 2019 to unitholders of record as at the close of business on February 28, 2019.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available at https://bbu.brookfield.com/reports-and-filings.

Notes:

  Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.
  Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three and twelve months ended December 31, 2018 was 129.3 million (2017: 129.0 for the three months ended and 113.5 for the twelve months ended December 31, 2017).
  Income (loss) attributed to limited partnership unit on a fully diluted basis is reduced by incentive distributions declared to special limited partnership unitholders during the period. A reconciliation of net income per unit is available on page 11 of this release.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investment. A reconciliation of net income to Company FFO is available on pages 7 to 10 of this release.
  The comparative figures have been updated to conform with the new segment presentation.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE: BAM)(TSX: BAM.A)(EURONEXT: BAMA), a leading global alternative asset manager with over $350 billion of assets under management.

For more information, please visit our website at https://bbu.brookfield.com or contact:

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Gwyn Hemme Tel: (416) 359-8632 Email: gwyn.hemme@brookfield.com

Conference Call and 2018 Earnings Webcast Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ 2018 fourth quarter results as well as the Letter to Unitholders and Supplemental Information on our website under the Reports & Filings section at https://bbu.brookfield.com

The conference call can be accessed via webcast on February 8, 2019 at 11:00 a.m. Eastern Time at https://bbu.brookfield.com or via teleconference at +1 (866) 688-9431 toll free in the U.S. and Canada. For overseas calls please dial +1 (409) 216-0818, at approximately 10:50 a.m. Eastern Time. A recording of the conference call will be available until February 15, 2019 by dialing +1 (855) 859-2056 toll-free in the U.S. and Canada or +1 (404) 537-3406 for overseas calls (Conference ID 4294778). A replay of the webcast will be available at https://bbu.brookfield.com.

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of Non-IFRS Measures

This news release contains references to Company FFO. When determining Company FFO, we include our unitholders’ proportionate share of Company FFO for equity accounted investments. Company FFO is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Company FFO or Funds from Operations used by other entities. We believe that this is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Brookfield Business Partners’ results include publicly held limited partnership units, redemption-exchange units, general partnership units and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2018.

Brookfield Business Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited		Dec. 31, 2018		Dec. 31, 2017

Assets
Cash and cash equivalents		$1,949		$1,106
Financial assets		1,369		784
Accounts receivable, net		5,160		4,362
Inventory and other assets		3,138		1,591
Property, plant and equipment		6,947		2,530
Deferred income tax assets		280		174
Intangible assets		5,523		3,094
Equity accounted investments		541		609
Goodwill		2,411		1,554
		$27,318		$15,804

Liabilities and equity
Liabilities
Corporate borrowings	$	nil	$	nil
Accounts payable and other		9,091		5,638
Non-recourse borrowings in subsidiaries of Brookfield Business Partners		10,866		3,265
Deferred income tax liabilities		867		837
		$20,824		$9,740

Equity
Limited partners		1,548		1,585
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.		1,415		1,453
Interest of others		3,531		3,026
		6,494		6,064
		$27,318		$15,804

Brookfield Business Partners L.P.
Consolidated Statements of Operating Results

US$ millions, unaudited	Three months ended December 31		Year ended December 31
	2018	2017	2018	2017

Revenues	$10,209	$8,379	$37,168	$22,823
Direct operating costs	(9,205)	(8,034)	(34,134)	(21,876)
General and administrative expenses	(209)	(107)	(643)	(340)
Depreciation and amortization expense	(286)	(109)	(748)	(371)
Interest income (expense), net	(181)	(67)	(498)	(202)
Equity accounted income (loss), net	9	8	10	69
Impairment expense, net	(38)	(9)	(218)	(39)
Gain (loss) on acquisitions/dispositions, net	147	─	500	267
Other income (expenses), net	(73)	(72)	(136)	(108)
Income (loss) before income tax	373	(11)	1,301	223
Income tax (expense) recovery
Current	(63)	(11)	(186)	(30)
Deferred	84	16	88	22
Net income (loss)	$394	$(6)	$1,203	$215
Attributable to:
Limited partners	70	(79)	74	(58)
Non-controlling interests attributable to:
Redemption-exchange units held by Brookfield Asset Management Inc.	66	(83)	70	(60)
Special Limited Partners	─	117	278	142
Interest of others	258	39	781	191

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the 3 months ended December 31, 2018 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other		Total
Revenues	$7,718	$1,364	$1,127	$	─	$10,209
Direct operating costs	(7,622)	(977)	(604)		(2)	(9,205)
General and administrative expenses	(75)	(43)	(72)		(19)	(209)
Interest income (expense), net	(16)	(100)	(68)		3	(181)
Equity accounted Company FFO	10	19	4		─	33
Current income taxes	(6)	(4)	(53)		─	(63)
Realized disposition gains (loss), net	─	─	147		─	147
Other income (expense), net	─	(4)	(3)		─	(7)
Company FFO attributable to others	13	(184)	(305)		─	(476)
Company FFO[1,2]	22	71	173		(18)	248
Depreciation and amortization expense						(286)
Realized disposition gain (loss) recorded in prior periods						─
Impairment expense, net						(38)
Gain on acquisition and disposition						─
Deferred income taxes						84
Other income (expense), net						(66)
Non-cash items attributable to equity accounted investments						(24)
Non-cash items attributable to others						218
Net income (loss) attributable to unitholders[2]						$136

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners’ results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the year ended December 31, 2018 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$30,847	$2,418	$3,896	$7	$37,168
Direct operating costs	(30,351)	(1,715)	(2,060)	(8)	(34,134)
General and administrative expenses	(278)	(65)	(231)	(69)	(643)
Interest income (expense), net	(66)	(176)	(263)	7	(498)
Equity accounted Company FFO	31	79	32	─	142
Current income taxes	(44)	(10)	(132)	─	(186)
Realized disposition gains (loss), net	55	─	195	─	250
Other income (expense), net	─	(15)	(3)	─	(18)
Company FFO attributable to others	(63)	(321)	(964)	─	(1,348)
Company FFO[1,2]	131	195	470	(63)	733
Depreciation and amortization expense					(748)
Realized disposition gain (loss) recorded in prior periods					─
Impairment expense, net					(218)
Gain on acquisition and disposition					250
Deferred income taxes					88
Other income (expense), net					(118)
Non-cash items attributable to equity accounted investments					(132)
Non-cash items attributable to others					567
Net income (loss) attributable to unitholders[2]					$422

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners’ results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the 3 months ended December 31, 2017[3] US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$7,774	$3	$600	$2	$8,379
Direct operating costs	(7,625)	─	(409)	─	(8,034)
General and administrative expenses	(57)	─	(35)	(15)	(107)
Interest income (expense), net	(19)	─	(47)	(1)	(67)
Equity accounted Company FFO	5	16	10	─	31
Current income taxes	(9)	─	(13)	11	(11)
Realized disposition gains (loss), net	─	─	─	─	─
Other income (expense), net	─	─	─	─	─
Company FFO attributable to others	(47)	─	(76)	─	(123)
Company FFO[1,2]	22	19	30	(3)	68
Depreciation and amortization expense					(109)
Realized disposition gain (loss) recorded in prior periods					─
Impairment expense, net					(9)
Gain on acquisition and disposition					─
Deferred income taxes					16
Other income (expense), net					(72)
Non-cash items attributable to equity accounted investments					(23)
Non-cash items attributable to others					84
Net income (loss) attributable to unitholders[2]					$(45)

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners’ results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
  The figures have been updated to conform with the new segment presentation.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the year ended December 31, 2017[3] US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$20,874	$3	$1,939	$7	$22,823
Direct operating costs	(20,448)	─	(1,425)	(3)	(21,876)
General and administrative expenses	(182)	─	(113)	(45)	(340)
Interest income (expense), net	(47)	─	(154)	(1)	(202)
Equity accounted Company FFO	28	18	45	─	91
Current income taxes	(16)	─	(32)	18	(30)
Realized disposition gains (loss), net	19	─	225	─	244
Other income (expense), net	─	─	─	─	─
Company FFO attributable to others	(136)	─	(322)	─	(458)
Company FFO[1,2]	92	21	163	(24)	252
Depreciation and amortization expense					(371)
Realized disposition gain (loss) recorded in prior periods					23
Impairment expense, net					(39)
Gain on acquisition and disposition					─
Deferred income taxes					22
Other income (expense), net					(108)
Non-cash items attributable to equity accounted investments					(22)
Non-cash items attributable to others					267
Net income (loss) attributable to unitholders[2]					$24

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners’ results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
  The figures have been updated to conform with the new segment presentation.

Brookfield Business Partners L.P.
Reconciliation of Net Income per Unit

	Three months ended December 31		Year ended December 31
US$, unaudited	2018	2017	2018	2017
Net income (loss) per unitholder, excluding incentive distribution[1]	$1.04	$(0.35)	$3.26	$0.21
Incentive distribution per unit[2]	─	(0.90)	(2.15)	(1.25)
Net income (loss) attributable to limited partnership unit[1,2]	$1.04	$(1.25)	$1.11	$(1.04)

Notes:

  Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three and twelve months ended December 31, 2018 was 129.3 million (2017: 129.0 for the three months ended and 113.5 for the twelve months ended December 31, 2017).
  Income (loss) attributed to limited partnership unit on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the period.